Exhibit 17.1

December 17, 2007

Ms. Chris Jacobs
Chief Executive Officer and President
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia  30518

Dear Ms. Jacobs:

The purpose of this letter is to formally tender my resignation as a member of the Board of Directors of Theragenics Corporation.

As I discussed with you on November 30th and December 14th, there are business developments at Chamberlin Edmonds & Associates, Inc. that will be demanding a great deal of my time in the next few months.  Additionally, these developments will culminate in my entering into a business relationship with certain investment groups where I will find myself with a conflict of interest vis a vis my position as a Director of Theragenics Corporation.  In order to avoid any such conflict, I believe it is appropriate for me to terminate my participation as a Board member effective December 31, 2007.

Under separate cover by Federal Express, all Board Member materials and confidential materials regarding Theragenics that I have received as a Board Member will be returned to Lisa Rassel.

I wish the best for the future of Theragenics Corporation.  Please extend my regards to the remaining Board Members and inform them of my decision.  Have a good Holiday Season.

Sincerely,

/s/ Judith E. Starkey
Judith E. Starkey
Chairperson, Board of Directors
Chamberlin Edmonds & Associates, Inc.